U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

DATE OF REPORT: February 18, 2022

Gratus Capital Properties Fund III, LLC
(the “Company”)

Delaware

(State of other jurisdiction of incorporation or organization)

5155 E. River Rd.

Ste. 403

Fridley, MN 55421

Office: (651) 999-5344

Email: hello@gratusfunds.com

Class A and Class B Interests

(Issued pursuant to Regulation A)

ITEM 9. Other Events

On February 16, Gratus Capital Properties Fund III, LLC (the “Company”) accepted $1,085,000 worth of subscriptions in the Company and issued 108,500 units to investors. The Company has now broken impounds and will now invest its capital in various real estate projects.  Some of its anticipated investments are described below in this Form 1-U.

Amendment and Restatement of Subscription Agreement

As of January 28, 2022, the Company amended its subscription agreement to provide additional fields for the use of investors who are investing through retirement accounts. The Company continues to accept the original subscription agreement for non-retirement account investors. While none of the changes made were material, a copy of the Second Amended Subscription Agreement is attached hereto as Exhibit 4.1 for reference.

Transfer of interest in Enclave OG, LLC

On December 20, 2021, Gratus Capital LLC, an affiliate of GCPF Management LLC (the Manager of the Company) acquired a 29.58% interest in Enclave OG, LLC, a North Dakota limited liability company, which (through its wholly owned subsidiary Wild Oak Group, LLC, a North Dakota limited liability company) is developing and operating a mixed-use residential building composed of multifamily and condominium units, to be located 505 Oak Street N, Fargo ND  58102  in Fargo, ND. Gratus Capital LLC paid $1,558,378.50 for this interest.

On February 17, 2022, the Company purchased Gratus Capital LLC’s interest in Enclave OG, LLC for $1,558,378.50. The Company paid $1,058,378.50 in cash and agreed to pay the remaining $500,000 on or before May 17, 2022 along with 6.99% APR interest. If this loan is paid in full on May 17, 2022, with no payments paid previously, the total interest paid to Gratus Capital LLC by the Company will be $8,522.05.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit 4.1 –	Second Amended Subscription Agreement

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gratus Capital Properties Fund III LLC

                /s/ Jason Weimer

By: Jason Weimer

Manager of GCPF Management LLC

Manager

                /s/ Robert Barlau

By: Robert Barlau

Manager of GCPF Management LLC

Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Gratus Capital Properties Fund III LLC

                /s/ Jason Weimer

By: Jason Weimer

Manager of GCPF Management LLC

Manager

                /s/ Robert Barlau

By: Robert Barlau

Manager of GCPF Management LLC

Manager

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